UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 8)(1)


                           Point Blank Solutions, Inc.
                           ___________________________
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                         ______________________________
                         (Title of Class of Securities)


                                    23321E103
                                 ______________
                                 (CUSIP Number)


                            Keith E. Gottfried, Esq.
                             Richard DiStefano, Esq.
                             Robert J. Mittman, Esq.
                                 Blank Rome LLP
                              The Chrysler Building
                              405 Lexington Avenue
                             New York, NY 10174-0208
                                 (212) 885-5000
                ________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications


                                  June 11, 2007
             _______________________________________________________
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


__________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________

CUSIP No. 23321E103                   Schedule 13D                  Page 2 of 14
________________________________________________________________________________
   1      NAMES OF REPORTING PERSONS
          DAVID H. BROOKS
________________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                     (a) [X]
          GROUP (See Instructions)                                       (b) [ ]
________________________________________________________________________________
   3      SEC USE ONLY
________________________________________________________________________________
   4      SOURCE OF FUNDS (See Instructions)
          PF
________________________________________________________________________________
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
________________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
________________________________________________________________________________
 NUMBER OF    7   SOLE VOTING POWER
   SHARES         - 0 -
BENEFICIALLY  __________________________________________________________________
  OWNED BY    8   SHARED VOTING POWER
    EACH          11,712,978
 REPORTING    __________________________________________________________________
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH          - 0 -
              __________________________________________________________________
              10  SHARED DISPOSITIVE POWER
                  11,712,978
________________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          11,712,978*
________________________________________________________________________________
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                  [ ]
________________________________________________________________________________
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.9%
          (based on 51,140,169 shares outstanding as of July 29, 2008 as reported by the Issuer in its Notice of the 2008 Annual Meeting of Stockholders filed with the SEC on July 30, 2008)
________________________________________________________________________________
   14     TYPE OF REPORTING PERSON (See Instructions)
          IN
________________________________________________________________________________
* Includes options to purchase 100,000 shares of the Issuer's common stock that may no longer be exercisable.

________________________________________________________________________________

CUSIP No. 23321E103                   Schedule 13D                  Page 3 of 14
________________________________________________________________________________
   1      NAMES OF REPORTING PERSONS
          DAVID BROOKS INTERNATIONAL, INC.
________________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                     (a) [X]
          GROUP (See Instructions)                                       (b) [ ]
________________________________________________________________________________
   3      SEC USE ONLY
________________________________________________________________________________
   4      SOURCE OF FUNDS (See Instructions)
          AF
________________________________________________________________________________
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
________________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
________________________________________________________________________________
 NUMBER OF    7   SOLE VOTING POWER
   SHARES         - 0 -
BENEFICIALLY  __________________________________________________________________
  OWNED BY    8   SHARED VOTING POWER
    EACH          2,587,133
 REPORTING    __________________________________________________________________
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH          - 0 -
              __________________________________________________________________
              10  SHARED DISPOSITIVE POWER
                  2,587,133
________________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,587,133
________________________________________________________________________________
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                  [ ]
________________________________________________________________________________
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%
          (based on 51,140,169 shares outstanding as of July 29, 2008 as reported by the Issuer in its Notice of the 2008 Annual Meeting of Stockholders filed with the SEC on July 30, 2008)
________________________________________________________________________________
   14     TYPE OF REPORTING PERSON (See Instructions)
          CO
________________________________________________________________________________

________________________________________________________________________________

CUSIP No. 23321E103                   Schedule 13D                  Page 4 of 14
________________________________________________________________________________
   1      NAMES OF REPORTING PERSONS
          PRIVATE TIME TRUST, A CHARITABLE REMAINDER ANNUITY TRUST
________________________________________________________________________________
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A                     (a) [X]
          GROUP (See Instructions)                                       (b) [ ]
________________________________________________________________________________
   3      SEC USE ONLY
________________________________________________________________________________
   4      SOURCE OF FUNDS (See Instructions)
          AF
________________________________________________________________________________
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]
________________________________________________________________________________
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
________________________________________________________________________________
 NUMBER OF    7   SOLE VOTING POWER
   SHARES         - 0 -
BENEFICIALLY  __________________________________________________________________
  OWNED BY    8   SHARED VOTING POWER
    EACH          768,746
 REPORTING    __________________________________________________________________
   PERSON     9   SOLE DISPOSITIVE POWER
    WITH          - 0 -
              __________________________________________________________________
              10  SHARED DISPOSITIVE POWER
                  768,746
________________________________________________________________________________
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          768,746
________________________________________________________________________________
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                                  [ ]
________________________________________________________________________________
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.5%
          (based on 51,140,169 shares outstanding as of July 29, 2008 as reported by the Issuer in its Notice of the 2008 Annual Meeting of Stockholders filed with the SEC on July 30, 2008)
________________________________________________________________________________
   14     TYPE OF REPORTING PERSON (See Instructions)
          OO
________________________________________________________________________________

INTRODUCTION.

     This Amendment No. 8 to Schedule 13D ("Amendment No. 8") amends and supplements the Schedule 13D (the "Schedule 13D") filed by David H. Brooks ("Mr. Brooks") relating to the shares of common stock, par value $.001 per share (the "Issuer Common Stock" or the "Shares"), of Point Blank Solutions, Inc., a Delaware corporation formerly known as DHB Industries, Inc. (the "Issuer"). David Brooks International, Inc., a New York corporation ("DBI"), and Private Time Trust, a charitable remainder annuity trust ("PTT"), are hereby added as Reporting Persons to the Schedule 13D. Mr. Brooks, DBI and PTT are collectively referred to herein as the "DHB Reporting Persons." The DHB Reporting Persons may be deemed a group for the purposes of this Schedule 13D. Accordingly, each shall be deemed for purposes of this Schedule 13D to have acquired beneficial ownership of all shares of Issuer Common Stock beneficially owned by the other person. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

     On June 25, 2008, Terry S. Brooks, the former wife of Mr. Brooks ("Ms. Brooks"), filed, with the Securities and Exchange Commission (the "SEC"), Amendment No. 7 to the Schedule 13D ("Amendment No. 7"). As a result of the divorce of Mr. and Ms. Brooks, the Joint Filing Agreement dated November 14, 2003 has been deemed terminated and Mr. and Ms. Brooks are no longer a group within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, Amendment No. 7 was filed by Ms. Brooks in her individual capacity and Mr. Brooks disclaims any responsibility with respect to Amendment No. 7.

ITEM 1.  SECURITY AND ISSUER.

          (a) Title and Class of Security: Common stock, par value $.001 per share.

          (b)  Issuer:  Point Blank  Solutions,  Inc.
               2102 SW 2nd Street
               Pompano Beach, FL 33069

ITEM 2.  IDENTITY AND BACKGROUND.

          (a)  This Amendment No. 8 is being filed by:

                  (i) David H. Brooks, with respect to the 8,257,099 Shares directly owned by him, 100,000 stock options to acquire Issuer Common Stock, and with respect to the Shares owned by the other DHB Reporting Persons;

                  (ii) DBI, a corporation incorporated under the laws of the State of New York, with respect to the 2,587,133 Shares directly owned by it; and

                  (iii) PTT, formed under the laws of the State of New York, with respect to the 768,746 Shares directly owned by it.

          (b) The address of the principal business and principal office for each of DHB Reporting Persons is c/o 800 South Ocean Boulevard, Suite 406, Boca Raton, FL 33432-6366. Set forth on Schedule I attached hereto and incorporated by reference herein are the name, citizenship, present principal occupation or employment and business address of each director and executive officer of DBI. Set forth on Schedule II attached hereto and incorporated by reference herein is the name, citizenship, present principal occupation or employment and business address of each trustee of PTT.

          (c) Mr. Brooks is self-employed as an investor for his own account. The principal business of DBI is to make investments. PTT is a charitable remainder annuity trust.

          (c)(ii) Principal Business and Address: The Issuer has its principal business address at 2102 SW 2nd Street, Pompano Beach, Florida 33069, and, according to the Issuer's Annual Report on Form 10-K for its fiscal year ended December 31, 2007, is a manufacturer and provider of bullet, fragmentation and stab resistant apparel and related ballistic accessories, which are used domestically and internationally by military, law enforcement, security and corrections personnel, as well as government agencies.

          (d) None of the DHB Reporting Persons nor, to the best of their knowledge any person listed in Schedules I and II hereto, have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). On January 4, 2008, in connection with a criminal case entitled United States v. Brooks (CR-06-550), the United States District Court for the Eastern District of New York issued a seizure warrant ordering that 6,757,099 Shares owned by Mr. Brooks be seized by the Federal Bureau of Investigation or by any duly authorized officer or contractor of the United States. In addition, on January 24, 2008, the United States District Court for the Eastern District of New York issued a Post-Indictment Restraining Order to preserve certain property, including certain shares of Issuer Common Stock.

          (e) None of the DHB Reporting Persons nor, to the best of their knowledge any person listed in Schedules I and II hereto, have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On October 25, 2007, the SEC filed a civil complaint against Mr. Brooks. In its complaint the SEC alleges, among other things, that Mr. Brooks engaged in various violations of the federal securities laws. In its complaint the SEC seeks, among other things, a permanent injunction, penalties, disgorgement of certain bonuses and profits from stock sales and an officer and director bar.

          (f) Mr. Brooks is a citizen of the United States of America.

ITEM 4.  PURPOSE OF TRANSACTION.

     In connection with their divorce, Mr. Brooks and Ms. Brooks have entered into a Separation Agreement, dated June 11, 2007 (the "Separation Agreement"). The Separation Agreement provides, among other things, that (i) simultaneously with the execution of the Separation Agreement, Mr. Brooks shall transfer to Ms. Brooks 8,257,099 shares of Issuer Common Stock (the "Separation Shares"); (ii) Mr. Brooks shall retain the shares of Issuer Common Stock titled in the name of DBI; and (iii) Mr. Brooks shall retain the shares of Issuer Common Stock titled in the name of PTT. As of the date hereof, Mr. Brooks has not yet transferred any Separation Shares to Ms. Brooks. Accordingly, until the transfer of the Separation Shares is effectuated, Mr. Brooks may have the ability to vote the Separation Shares.

     On August 28, 2007, the Supreme Court of the State of New York, Erie County, entered a Judgment of Divorce (the "Divorce Judgment"), dissolving the marriage of Mr. and Ms. Brooks. On September 13, 2007, the Divorce Judgment was entered in the county clerk's office of Erie County. As a result of the Divorce Judgment, the Joint Filing Agreement dated November 14, 2003 between Mr. Brooks and Ms. Brooks was deemed terminated and, accordingly, they are no longer a group within the meaning of the Exchange Act.

     On January 4, 2008, the United States District Court for the Eastern District of New York issued a Seizure Warrant (the "Seizure Warrant") in connection with a criminal case pending against Mr. Brooks, ordering that 6,757,099 Shares be seized from Mr. Brooks by the Federal Bureau of
Investigation or by any duly authorized officer or contractor of the United States. In addition, on January 24, 2008, the United States District Court for the Eastern District of New York issued a Post-Indictment Restraining Order to preserve certain property, including certain shares of Issuer Common Stock.

     Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, none of the Reporting Persons have any present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider his or its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the close of business on July 31, 2008, the DHB Reporting Persons may be deemed to be the beneficial owner of an aggregate of 11,712,978 shares of the Issuer Common Stock, including 100,000 stock options to purchase Shares that may no longer be exercisable, constituting approximately 22.9% of the outstanding shares of Issuer Common Stock (the percentage of shares owned being based upon the 51,140,169 shares outstanding as of July 29, 2008 as reported by the Issuer in its Notice of the 2008 Annual Meeting of Stockholders filed with the SEC on July 30, 2008 and, assuming for such purposes, that the 100,000 shares that are subject to options held by Mr. Brooks are deemed to be issued and outstanding for purposes of computing the percentage of outstanding securities owned by the DHB Reporting Persons). The DHB Reporting Persons may be deemed a group for the purposes of this Schedule 13D. Accordingly, each shall be deemed for purposes of this Schedule 13D to have acquired beneficial ownership of all shares of Issuer Common Stock beneficially owned by the other person.

          (b) None of the DHB Reporting Persons has the sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Issuer Common Stock.

     Mr. Brooks, by virtue of his relationships to DBI and PTT, may be deemed to have shared voting power to vote and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Shares owned by DBI and PTT. Mr. Brooks specifically disclaims beneficial ownership in such Shares for all other purposes. In addition, each of Mr. Brooks, DBI and PTT, as members of a "group" for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own Shares that are beneficially owned by each other member of the "group." Accordingly, each of Mr. Brooks, DBI and PTT disclaims beneficial ownership of the Shares beneficially owned by the other "group" member.

     Mr. Brooks, by virtue of not yet having transferred the Separation Shares to Ms. Brooks pursuant to the Separation Agreement, may also be deemed to have shared voting power to vote and shared dispositive power with Ms. Brooks with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act), the Separation Shares. Mr. Brooks specifically disclaims beneficial ownership in the Separation Shares for all other purposes.

          (c) There have been no purchases, sales or other dispositions of securities by the DHB Reporting Persons within the last sixty (60) days.

          (d) Except as provided herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock held by the DHB Reporting Persons.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this statement on Schedule 13D, and any amendment or amendments hereto. A copy of the Joint Filing Agreement is attached hereto as Exhibit A and incorporated by reference herein. Any description contained herein of the Joint Filing Agreement is qualified in its entirety by reference to the complete text of the Joint Filing Agreement attached hereto.

     The Separation Agreement between Mr. Brooks and Ms. Brooks provides, among other things, that (i) simultaneously with the execution of the Separation Agreement, Mr. Brooks shall transfer to Ms. Brooks 8,257,099 shares of Issuer Common Stock; (ii) Mr. Brooks shall retain the shares of Issuer Common Stock titled in the name of DBI; and (iii) Mr. Brooks shall retain the shares of Issuer Common Stock titled in the name of PTT.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A Joint Filing Agreement dated August 11, 2008 by and among
          David H. Brooks, DBI and PTT.

                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: August 12, 2008


                                       /s/ DAVID H. BROOKS
                                       __________________________________
                                           David H. Brooks


                                       DAVID BROOKS INTERNATIONAL, INC.

                                       By: /s/ DAVID H. BROOKS
                                       __________________________________
                                               David H. Brooks, President


                                       PRIVATE TIME TRUST, A CHARITABLE
                                       REMAINDER ANNUITY TRUST

                                       By: /s/ DAVID H. BROOKS
                                       __________________________________
                                               David H. Brooks, Trustee

                                  EXHIBIT INDEX


Exhibit A         Joint Filing Agreement dated August 11, 2008 by and among
                  David H. Brooks, DBI and PTT.

                                                                      SCHEDULE I


                       DIRECTORS AND EXECUTIVE OFFICERS OF
                        DAVID BROOKS INTERNATIONAL, INC.


     The following table sets forth the name, position and principal occupation of each director and executive officer of David Brooks International, Inc. Each such individual is a citizen of the United States, Except as otherwise indicated, the business address of each director and executive officer is c/o 800 South Ocean Boulevard, Suite 406, Boca Raton, FL 33432-6366. Each person listed below is a citizen of the United States. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of David Brooks International, Inc. own any Shares.

Name                          Position                    Principal Occupation

David H. Brooks               President                   Self-employed investor

                                                                     SCHEDULE II


                         TRUSTEES OF PRIVATE TIME TRUST,
                      A CHARITABLE REMAINDER ANNUITY TRUST


     The following table sets forth the name, position and principal occupation of each trustee of Private Time Trust, a charitable remainder annuity trust. Each such individual is a citizen of the United States, Except as otherwise indicated, the business address of each trustee is c/o 800 South Ocean Boulevard, Suite 406, Boca Raton, FL 33432-6366. Each person listed below is a citizen of the United States. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the trustees of Private Time Trust, a charitable remainder annuity trust, own any Shares.

Name                          Position                    Principal Occupation

David H. Brooks               Trustee                     Self-employed investor

                                                                       EXHIBIT A


                             JOINT FILING AGREEMENT
                            PURSUANT TO RULE 13d-1(k)


     Each of the undersigned hereby acknowledges and agrees that the foregoing statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership of shares of common stock, $.001 par value per share, of Point Blank Solutions, Inc., a Delaware corporation, is being filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

     Each of the undersigned hereby acknowledges and agrees that, pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be executed in one or more counterparts by each of the undersigned, and each of which, taken together, shall constitute one and the same instrument.


Dated: August 11, 2008


/s/ DAVID H. BROOKS
________________________________
    David H. Brooks


DAVID BROOKS INTERNATIONAL, INC.

By: /s/ DAVID H. BROOKS
________________________________
        David H. Brooks, President


PRIVATE TIME TRUST, A CHARITABLE REMAINDER ANNUITY TRUST

By: /s/ DAVID H. BROOKS
________________________________
        David H. Brooks, Trustee